

Matt Lowe · 3rd

Director - Environment, Health & Safety at Cruise

Cruise · Ohio University

Castro Valley, California, United States · **Contact info**

500+ connections

Experience

Cruise

Full-time · 1 yr 4 mos

Director - Environment, Health & Safety

Dec 2021 - Present · 3 mos

Senior Manager - Environment, Health & Safety

Nov 2020 - Dec 2021 · 1 yr 2 mos

San Francisco, California, United States

Musician

M at the W · Self-employed

Nov 1998 - Present · 23 yrs 4 mos

currently - M at the W




+2

Global Health and Safety Manager

Airbnb

Aug 2016 - Oct 2020 · 4 yrs 3 mos

San Francisco

Global Health and Safety Program Development, Business Continuity Management System, Safety Management System, Ergonomics, Emergency Preparedness, Crisis Management, COVID-19 Response and Planning

President / Safety Consultant

Preventive Solutions, Inc.

Nov 2007 - Jan 2017 · 9 yrs 3 mos

SF Bay Area

EHS Consulting, Training, Program Development, Investigations and Audits for Businesses.

Safety Program Consultant

Pacific Gas and Electric Company

Jan 2007 - Nov 2007 · 11 mos

Internal Safety Consultant Role, Maintenance and Construction Division, Incident Investigation, Chair of Industrial Ergonomics Committee, Trainer for Confined Space Entry and several other topics, JSAs

See all 7 experiences